John T. McKenna

T: +1 650 843 5059

jmckenna@cooley.com

July 12, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:       Suzanne Hayes, Assistant Director

Irene Paik, Staff Attorney

RE:       Apollo Endosurgery, Inc.
Registration Statement on Form S-1
Filed June 14, 2017
File No. 333-218741

Dear Ms. Hayes:

On behalf of Apollo Endosurgery, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated June 28, 2017 with respect to the Company’s Registration Statement on Form S-1, submitted on June 14, 2017 (the “Registration Statement”). In response to the Comments, the Company has revised the Registration Statement and is filing via EDGAR Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering both a clean copy of the Amended Registration Statement and a copy marked to show all changes from the initial Registration Statement.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of the Company’s responses correspond to the page numbers of the Amended Registration Statement, as filed on the date hereof.

Staff Comments and Company Responses:

1.     Please tell us whether you will use the recent stock price listed on the prospectus cover page to determine the offering price of the common stock. If you will not use the recent stock price to set the offering price, please include disclosure on the cover page indicating the method by which your offering price will be determined. See Item 501(b)(3) of Regulation S-K.

Response to Comment 1

The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Amended Registration Statement.

3175 HANOVER STREET, PALO ALTO, CA 94304  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

2.     We note that you have incorporated by reference in your registration statement information specifically incorporated by reference in your Form 10-K from your definitive proxy statement on Schedule 14A. Please amend your registration statement to incorporate by reference the entire definitive proxy statement as required by Item 12(a)(2) of Form S-1.

Response to Comment 2

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 90 of the Registration Statement.

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ John T. McKenna

John T. McKenna

cc:       Todd Newton, Apollo Endosurgery, Inc.

Stefanie Cavanaugh, Apollo Endosurgery, Inc.

Mark B. Weeks, Cooley LLP

Josh Seidenfeld, Cooley LLP

Robert F. Charron, Ellenoff Grossman & Schole LLP

Michael F. Nertney, Ellenoff Grossman & Schole LLP